Filed pursuant to Rule 424(b)(2)
Registration No. 333-161712

CUSIP: 86802WAG3	November 17, 2011
PRICING SUPPLEMENT NO. 6
(To Prospectus dated September 3, 2009 and Prospectus Supplement dated September 10, 2010)

SunTrust Banks, Inc.

$10,571,000

Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due November 22, 2016

•	Term of approximately 5 years
•	Any payments on the notes are subject to the credit risk of SunTrust Banks, Inc.
•	Interest payments will be paid quarterly.
•	Years 1 – 2: Interest payable on the notes will be equal to 3.25% p.a. for the first two years.
•	Years 3 – 5: Interest payable on the notes resets quarterly and will be equal to 3 Month USD LIBOR plus 1.00% p.a., subject to a 6.00% p.a. Maximum Interest Rate.

The Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due November 22, 2016 (the “notes” or, each a “note”) are senior, unsecured obligations of SunTrust Banks, Inc. (“SunTrust”). The notes are not deposit liabilities or other obligations of SunTrust Bank or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and are subject to investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

Key Dates

Trade Date:	November 17, 2011
Pricing Date:	November 17, 2011
Settlement Date:	November 22, 2011
Maturity Date:	November 22, 2016

In the first two years of the note, the interest rate that will apply during the first eight quarterly interest periods (up to and including the interest period ending November 22, 2013) will be paid at a rate equal to 3.25% per annum. For all interest periods commencing after November 22, 2013, the interest rate that will apply during an interest period will be equal to 3 Month USD LIBOR on the reset date for such interest period plus 1.00%, subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 6.00% per annum.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document. Any representation to the contrary is a criminal offense. We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), one of our affiliates, as the agent for the sale of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Investment in the notes involves certain risks. You should refer to the section entitled “Risk Factors” in this pricing supplement and in the accompanying prospectus supplement.

	Original Offering Price	Agent Discount(1)	Proceeds to SunTrust
Per Note	100.00%	1.00%	99.00%
Total	$10,571,000	$105,710	$10,465,290

1 In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs totaled approximately $22.50 per $1,000 note. See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for further information.

SunTrust Robinson Humphrey

November 17, 2011

WHO ARE THE NOTES DESIGNED FOR?

The notes are designed for investors who seek quarterly interest payments at a fixed rate of 3.25% per annum for the first two years of the term of the notes and thereafter based upon the 3 Month USD LIBOR plus a spread of 1.00% per annum, subject to a minimum interest rate of 1.00% per annum and a maximum interest rate of 6.00% per annum.

If you hold your notes to the maturity date, you will receive the principal amount of your notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:	The notes may not be suitable for you if:

•    You believe that 3 Month USD LIBOR will increase to a level in the floating rate period that will provide a total return on the note that will be greater than that of conventional debt securities with comparable maturities issued by SunTrust Banks, Inc. or another issuer with a similar credit quality.

•    You believe that 3 Month USD LIBOR will not increase after the first two years to a level that would provide a total return greater than that of conventional debt securities with comparable maturities issued by SunTrust Banks, Inc. or another issuer with a similar credit quality.

• You seek an investment that combines both fixed and floating rate payments.	• You prefer the certainty of investments with fixed coupons for the entire term of the investment.
• You understand that the interest rate on the notes will never be higher than the maximum interest rate regardless of how high 3 Month USD LIBOR rises.	• You are unwilling to accept that the interest rate on the notes will never be higher than the maximum interest rate regardless of how high 3 Month USD LIBOR rises.
• You do not seek an investment for which there is an active secondary market.	• You seek an investment for which there will be an active secondary market.
• You are willing to hold the notes to maturity.	• You are unable or unwilling to hold the notes to maturity.
• You are comfortable with the creditworthiness of SunTrust Banks, Inc., as issuer of the notes, and are willing and able to assume our credit risk.	• You are not willing or are unable to assume the credit risk associated with SunTrust, as issuer of the notes.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your financial, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully “Risk Factors” in this pricing supplement and the accompanying prospectus supplement for a description of certain risks related to an investment in the notes.

TERMS OF THE NOTES

The notes will have the terms described in this pricing supplement and the accompanying prospectus and prospectus supplement.

This pricing supplement relates to an offering of fixed to floating notes linked to 3 Month USD LIBOR. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. with quarterly interest payments at a fixed rate for the first two years of the notes and at a rate equal to 3 Month USD LIBOR plus a spread, subject to the Maximum Interest Rate, for the remaining term of the notes. The following are key terms relating to the notes:

Issuer:	SunTrust Banks, Inc.

Principal Amount:	$1,000 per note

Term:	5 years

Trade Date:	November 17, 2011

Pricing Date:	November 17, 2011

Settlement Date:	November 22, 2011

Maturity Date:	Expected to be November 22, 2016, or if such day is not a Business Day, the next succeeding Business Day.

Payment at Maturity:	On the Maturity Date, for each note, we will pay you the outstanding principal amount of your note plus the final Interest Payment as described below.

Interest Payment:

The Interest Payment will be paid quarterly and will accrue at either the Fixed Interest Rate or the Floating Interest Rate, as set forth below. The Interest Payment will equal the outstanding principal amount of your notes multiplied by the applicable Interest Rate and computed on the basis of a 360-day year of twelve 30-day months.

Fixed Interest Rate:	For each Interest Period commencing on or after the Settlement Date to but excluding November 22, 2013, 3.25% per annum.

Floating Interest Rate:

For each Interest Period commencing on or after November 22, 2013 (the “Floating Interest Rate Period”), the interest rate per annum will be equal to 3 Month USD LIBOR plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

3 Month USD LIBOR:

3 Month USD LIBOR means, with respect to each Interest Period during the Floating Interest Rate Period, the London Interbank Offered Rate for deposits in U.S. dollars for a period of three months, which appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time on the day that is two London Banking Days preceding such Interest Period (the “Reset Date”). If such rate does not appear at the specified date and time, the rate for that Reset Date will be determined by the Calculation Agent in a commercially reasonable manner.

“London Banking Day” means any day on which commercial banks in London, England are open for general business.

Spread:	1.00%

Minimum Interest Rate:	1.00% per annum during the Floating Interest Rate Period.

Maximum Interest Rate:	6.00% per annum during the Floating Interest Rate Period.

Interest Payment Dates:

The Interest Payment will be paid quarterly, on the 22nd of each February, May, August, and November, commencing on February 22, 2012 and ending on the Maturity Date (each, an “Interest Payment Date”). If any Interest Payment Date is not a business day (as defined in the accompanying prospectus supplement), the Interest Payment will be made on the next business day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date.

		Interest Payment Dates		Interest Payment Dates

	1	February 22, 2012	11	August 22, 2014

	2	May 22, 2012	12	November 24, 2014

	3	August 22, 2012	13	February 23, 2015

	4	November 23, 2012	14	May 22, 2015

	5	February 22, 2013	15	August 24, 2015

	6	May 22, 2013	16	November 23, 2015

	7	August 22, 2013	17	February 22, 2016

	8	November 22, 2013	18	May 23, 2016

	9	February 24, 2014	19	August 22, 2016

	10	May 22, 2014	20	November 22, 2016

Interest Periods:

The period beginning on the Settlement Date and ending on, but excluding, the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date.

Form of notes:	Book-Entry

CUSIP:	86802WAG3

Calculation Agent:	SunTrust Banks, Inc. or one of our affiliates.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Agent:	SunTrust Robinson Humphrey, Inc., our affiliate.

ILLUSTRATIVE EXAMPLES – FLOATING INTEREST RATE PERIOD

The following examples are provided for illustrative purposes in order to show hypothetical payments during the Floating Interest Rate Period. They do not purport to be representative of every possible scenario concerning increases or decreases in 3 Month USD LIBOR. We cannot predict 3 Month USD LIBOR on any Reset Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. The hypothetical 3 Month USD LIBOR rates used in the table and examples below are not actual 3 Month USD LIBOR rates. You should not take these examples as an indication or assurance of the expected increases or decreases in 3 Month USD LIBOR or your return on the notes. Your return on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by SunTrust. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the interest payments on a $1,000 investment in the notes based on hypothetical performance of 3 Month USD LIBOR. The results in the examples are based solely on the assumptions outlined herein. The interest payments shown in the examples assume that the notes are held to maturity. In addition to the hypothetical interest payments noted below, you will receive the principal amount of your notes at maturity. You should consider carefully whether the notes are suitable to your investment goals.

Scenarios	Hypothetical 3 - Month USD LIBOR		Spread	Hypothetical Floating Interest Rate Per Annum	Hypothetical Interest Payment
Example 1	6.25%	+	1.00%	6.00%**	$15.00
Example 2	3.00%	+	1.00%	4.00%	$10.00
Example 3	0.00%	+	1.00%	1.00%	$2.50

**	The Floating Interest Rate is subject to a Maximum Interest Rate of 6.00% (the sum of the Hypothetical 3-Month USD LIBOR + Spread in Example 1 equals 7.25%).

Example 1: On the Reset Date, 3 Month USD LIBOR is equal to 6.25%.

Since 3 Month USD LIBOR plus 1.00% is 7.25%, the Interest Rate applicable for such Interest Payment during the Floating Interest Rate Period is equal to 6.00% per annum because the rate is capped by the Maximum Interest Rate. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $15.00 per $1,000 principal amount of notes calculated as follows:

Interest Payment	=	$1,000 x Interest Rate x 90/360
Interest Payment	=	$1,000 x 6.00% x 90/360
Interest Payment	=	$15.00

Example 2: On the Reset Date, 3 Month USD LIBOR is equal to 3.00%.

Since 3 Month USD LIBOR plus 1.00% is 4.00%, the Interest Rate applicable for such Interest Payment during the Floating Interest Rate Period is 4.00% per annum. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $10.00 per $1,000 principal amount of notes calculated as follows:

Interest Payment	=	$1,000 x Interest Rate x 90/360
Interest Payment	=	$1,000 x 4.00% x 90/360
Interest Payment	=	$10.00

Example 3: On the Reset Date, 3 Month USD LIBOR is equal to 0.00%.

Although 3 Month USD LIBOR is zero, the Interest Rate applicable for such Interest Payment during the Floating Interest Rate Period is 1.00% per annum since 3 Month USD LIBOR plus the spread is equal to 1.00%. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $2.50 per $1,000 principal amount of notes calculated as follows:

Interest Payment	=	$1,000 x Interest Rate x 90/360
Interest Payment	=	$1,000 x 1.00% x 90/360
Interest Payment	=	$2.50

RISK FACTORS

We urge you to read the sections entitled “Risk Factors” in the accompanying prospectus supplement. Investing in the notes involves significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

Credit risk of SunTrust Banks, Inc.

The notes are senior, unsecured debt obligations of the issuer, SunTrust Banks, Inc., and are not, either directly or indirectly, an obligation of any third party. The notes are not deposits or other obligations of SunTrust Bank or any other bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Any payment to be made on the notes depends on the ability of SunTrust Banks, Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of SunTrust Banks, Inc. (including any downgrade in our credit rating) may affect the market value of the notes and, in the event that SunTrust Banks, Inc. defaults on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The interest rate during the floating rate period is uncertain.

You will receive a quarterly interest payment on the applicable interest payment date during the floating rate period that accrues at a rate per annum equal to the 3 Month USD LIBOR plus the Spread, subject to the Maximum Interest Rate. 3 Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3 Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3 Month USD LIBOR to increase or decrease. During the Floating Interest Rate Period, it is possible that your return on the notes will be no higher than the Minimum Interest Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

The notes are not conventional fixed-rate securities and the interest rate is not fixed for any floating rate period and is variable.

The interest rate is not fixed for any floating rate period, but will vary depending on 3 Month USD LIBOR plus the Spread, which may be less than returns otherwise payable on debt securities issued at such time by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to 3 Month USD LIBOR, does not actually pay at such rate. We have no control over any fluctuations in 3 Month USD LIBOR.

The interest rate on each Interest Payment Date during the Floating Interest Rate Period is limited by the Maximum Interest Rate.

During the Floating Interest Rate Period, the interest rate will be capped at the Maximum Interest Rate of 6.00% per annum. As a result, you will not participate in any rise of 3 Month USD LIBOR in excess of 5.00%. Your interest rate will not be greater than the Maximum Interest Rate.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the potential cost of SunTrust hedging its obligations under the notes and certain structuring and development costs. As a result, the price, if any, at which STRH will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes will not be listed on any securities exchange or quotation system. The notes are intended to be held to maturity and secondary trading of the notes may not be available.

The notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for the notes. The notes are intended to be held to maturity and are not intended to be short-term trading instruments. STRH may make a market in the notes, but is under no obligation to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and the price at which you will be able to sell your notes is likely to depend on the price, if any, that STRH is willing to pay for the notes. You may only be able to sell your notes at a dollar price less than the amount that you paid for your notes. If STRH does make a market in the notes, STRH may then cease acting as a market maker at any time and if it does, it is likely that you will be unable to sell your notes.

Potential conflicts.

SunTrust and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and in connection with hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

U.S. federal income tax treatment.

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. For information regarding the U.S. federal income tax consequences of investing in a note, holders should refer to the section entitled “U.S. Federal Income Tax Summary” below.

Many economic and market factors will impact the value of the notes.

3 Month USD LIBOR, and therefore the value of the notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market generally;
•	changes in, or perceptions, about the future 3 Month USD LIBOR;
•	general economic conditions;
•	policies of the Federal Reserve Board regarding interest rates;
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 3 Month USD LIBOR;
•	the time to maturity of the notes;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION RELATING TO 3 MONTH USD LIBOR (“LIBOR”)

Historical Performance of 3 Month USD-LIBOR

The following graph sets forth the historical performance of 3 Month USD LIBOR for deposits in U.S. dollars based on the daily historical closing levels from October 20, 2001 through October 20, 2011. The closing level for 3 Month USD-LIBOR on November 17, 2011 was 0.47944. We obtained the historical closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of 3 Month USD-LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3 Month USD-LIBOR closing level on any Reset Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), an affiliate of SunTrust, as the agent for the sale of the notes. STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers or will offer the notes directly to investors. STRH proposes to offer the notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of 1.00%, or $10.00, per $1,000 principal amount of notes. STRH may allow, and these selected dealers may re-allow, up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 1.00%, or $10.00, per $1,000 principal amount of notes.

In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority (FINRA), STRH may not make sales in this offering to any discretionary account without the prior written approval of the customer.

U.S. FEDERAL INCOME TAX SUMMARY

This discussion supplements, and should be read in conjunction with, the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. Under the rules governing variable rate debt instruments, interest on the notes will be taxable to a U.S. Holder (as defined in the prospectus supplement) as ordinary income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes, to the extent such interest is “qualified stated interest.” Interest that is not qualified stated interest is generally includible in a U.S. Holder’s income as it accrues in accordance with the rules governing original issue discount (“OID”), regardless of such U.S. Holder’s method of accounting. Under these rules, a U.S. Holder of notes may be required to recognize income in a taxable year in excess of the amount of cash received on the notes during such taxable year. A general discussion of the OID rules can be found in the prospectus supplement under “United States Federal Taxation – Tax Consequences to U.S. Holders – Original Issue Discount.”

Special rules apply for purposes of computing the amount of qualified stated interest and OID on certain variable rate debt instruments, such as the notes, that provide for interest at a single fixed rate for some periods and at one or more qualified floating rates for other periods. Under these rules, qualified stated interest and OID are determined using a five-step formula, described below.

•

Step one requires the substitution of a qualified floating rate for the fixed rate on the notes. The qualified floating rate must be such that the fair market value of the notes as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate rather than the fixed rate.

•

Under step two, a fixed rate substitute is determined for each of the qualified floating rates provided by the notes (including the substitute qualified floating rate determined in step one). The fixed rate substitute for each qualified floating rate provided by the notes is the value of that qualified floating rate on the issue date.

•	Under step three, an “equivalent fixed rate debt instrument” is constructed using the fixed rate substitutes determined in step two.
•

Under step four, the amount of qualified stated interest and any OID are determined under the general rules applicable to fixed rate debt instruments and are taken into account as if the holder actually held the equivalent fixed rate debt instrument.

•

Step five requires appropriate adjustments to be made to account for the actual values of the interest rates on the notes. Under this step, qualified stated interest or OID allocable to an accrual period is increased (or decreased) if the interest actually accrued or paid on the notes during the accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period, and otherwise the increase or decrease is an adjustment to OID, if any, for the accrual period.

The rules described above are complicated. Consequently, U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to their investment in notes as well as other tax consequences to them of owning notes.

For additional information regarding the U.S. federal income tax consequences of investing in notes, U.S. Holders should refer to the discussion under “United States Federal Taxation – Tax Consequences to U.S. Holders” in the prospectus supplement, including the sections entitled “– Sale, Exchange or Redemption of the Notes” and “– Additional Tax on Certain Investment Income,” as well as the discussion under “United States Federal Taxation – Backup Withholding and Information Reporting.”

Non-U.S. Holders (as defined in the prospectus supplement) generally will not be subject to U.S. federal income or withholding tax with respect to interest paid (including any OID) and amounts received on the sale, exchange or retirement of the notes, provided certain certification and other requirements are met. For additional information, Non-U.S. Holders should refer to “United States Federal Taxation – Tax Consequences to Non-U.S. Holders,” and “– Backup Withholding and Information Reporting” in the prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of King & Spalding LLP, as counsel to SunTrust, when the notes offered by this pricing supplement have been executed and issued by SunTrust and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and legally binding obligations of SunTrust, enforceable against SunTrust in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally, and the effects of general principles of equity. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America and the laws of the States of New York and Georgia. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution, delivery and, with respect to the notes, authentication, of the indenture and the notes and the validity, binding nature and enforceability of the indenture and notes with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2011, which has been filed as an exhibit to a Current Report of Form 8-K/A by SunTrust on October 27, 2011.

GENERAL

This pricing supplement relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the “Issuer”, “SunTrust”, “we”, “us” and “our” are to SunTrust Banks, Inc.

Our Central Index Key, or CIK, on the SEC web site is 0000750556.

You may also obtain these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement dated September 10, 2010 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312510208490/d424b2.htm

•	Prospectus dated September 3, 2009 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312509186992/ds3asr.htm

Pricing Supplement No. 6
Investor Suitability	P-2
Terms of the Notes	P-3
Illustrative Examples – Floating Interest Rate Period	P-5
Risk Factors	P-6
Information Relating to 3 Month USD LIBOR (“LIBOR”)	P-8
Supplemental Plan of Distribution (Conflicts of Interest)	P-8
U.S. Federal Income Tax Summary	P-8
Validity of the Notes	P-9
General	P-9
Series A Medium Term Notes Prospectus Supplement
About this Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes	S-10
The Depositary	S-34
Notes Offered on a Global Basis	S-36
Sponsors or Issuers and Reference Asset	S-40
Use of Proceeds and Hedging	S-40
United States Federal Taxation	S-42
ERISA Considerations	S-52
Plan of Distribution	S-54
Legal Matters	S-56
Prospectus
About this Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Validity of Securities	2
Experts	3

You should only rely on the information contained in this
pricing supplement, prospectus supplement and
prospectus. We have not authorized anyone to provide
you with information or to make any representation to you
that is not contained in this pricing supplement and the
accompanying prospectus supplement and prospectus. If
anyone provides you with different or inconsistent
information, you should not rely on it. This pricing
supplement, prospectus supplement and prospectus are
not an offer to sell these notes, and these documents are
not soliciting an offer to buy these notes, in any
jurisdiction where the offer or sale is not permitted.

SunTrust Banks, Inc.

$10,571,000 Fixed to Floating Rate
Notes Linked to 3 Month USD LIBOR

due November 22, 2016

November 17, 2011

PRICING SUPPLEMENT NO. 6

© 2011 SunTrust Banks, Inc. SunTrust is a federally registered service mark of SunTrust Banks, Inc.